Mail Stop 4561

October 30, 2009

Michael J. Labedz
President and Chief Executive Officer
HealthPort, Inc.
925 North Point Parkway, Suite 350
Alpharetta, GA 20005

> **Re:** **HealthPort, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 21, 2009**
> **File No. 333-161381**

Dear Mr. Labedz:

We have reviewed your revised filing and have the following comments. Unless otherwise indicated, references to prior comments refer to those contained in our comment letter dated October 16, 2009.

Capitalization, page 38

1.   Please tell us how you determined that your total capitalization, as adjusted, is greater than the number of shares offered in your offering times the midpoint of your price range.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, pages 63, 65, and 67

2.   We note your revised disclosures in response to our prior comment number 17. Your revised disclosures do not appear to provide disclosure necessary for investors to understand whether the variability between these years is considered to be unusual and the likelihood that past performance is indicative of future performance. For example, in discussing the change in benefit to expense between the six months ended June 30, 2008 to June 30, 2009, your disclosure explains that the effective income tax rate will not be consistent, but is unclear if you anticipate recording an income tax benefit or expense in future periods. You further disclose that you expect your effective income tax rate to be consistent after the period in which the valuation allowance is released, but your disclosure does not provide your timing of this. Refer to Section III.B.4 of SEC Release 33-8350.

Liquidity and Capital Resources

Cash Flows, page 69

3.   We note your revised disclosures in response to our prior comment number 18.
        When preparing the discussion and analysis of operating cash flows, you should
        address material changes in the underlying drivers that affect these cash flows.
        Your disclosures do not discuss the reasons for material changes between the
        amounts in the periods presented. For example, your statement that your accounts
        receivable has increased primarily due to acquisitions and organic revenue growth
        does not appear to provide disclosure necessary for investors to understand the
        variability as the change in accounts receivable has increased and decreased in the
        years presented. Refer to Section IV.B.1 of SEC Release 33-8350. Further, it
        does not appear that the amounts included in your cash provided by operations
        paragraph on page 69 match those amounts in your statement of cash flows.
        Please advise or revise. In addition, we note your revised disclosures identify
        cash provided by (used in) operations related to operating expenses. Please break
        out this amount to identify the material items in your cash flow statement and
        discuss the underlying drivers for the changes.

Days Sales Outstanding, page 70

4.   We note your response to our prior comment number 19 that you confirm that
        your customer contracts are at the requestor level. However, you have revised
        your disclosures on page 70 to note that your contracts are with different entities
        than the requestors. Please advise.

5.   We note you have revised your disclosures to indicate that your DSO is
        approximately 50 days. We repeat our prior comment to revise to explain the
        reasons why the collection period significantly exceeds your credit terms in all
        periods presented for each of your segments. In addition, it does not appear that
        you have expanded your disclosures to discuss the reasons for what appear to be
        high levels of bad debt expense and write-offs and why approximately one-third
        of your gross accounts receivable in each period is offset by an allowance for
        doubtful accounts. Your response should discuss matters unique to your
        company, in addition to the impact of industry-wide practices reflected in your
        receivables collections policies, history of delayed payments and DSO
        significantly higher than stated credit terms.

<u>Credit Facility and Senior Subordinated Notes, pages 71 and 73</u>

6.   We note your revised disclosures in response to our prior comment 21. Please revise your disclosures to provide your actual ratios for each period presented.

<u>Notes to Consolidated Financial Statements</u>

<u>1. Summary of Significant Accounting Policies</u>

<u>Corporate Reorganization, page F-9</u>

7.   We have received your supplemental response letter dated October 30, 2009 and continue to review this letter. Please address the following items that were previously issued in our prior comment number 29 that we do not believe were fully addressed by your October 20, 2009 letter.

- It appears that you have sufficient information to establish an estimate of the exchange ratio for your Series A, B-1, B-2, C and senior preferred shares in accordance with the terms of the CT Technologies Holdings, LLC Agreement. Provide us with a description of how you will <u>account</u> for each step in the reorganization process. Identify the <u>literature</u> that supports your accounting. *Provide an accounting analysis for the reorganization.*

- Provide us with your estimated allocation to each contributing member and demonstrate whether the exchange will be pro rata and if not, how you intend to account for any excess received by certain members relative to their pro rata share. *Confirm that the respective ownership interest or percentage did not change as a result of the reorganization.*

- Demonstrate what impact a change in the offering price will have on the exchange ratio and your analysis of whether the exchange can be considered to be on a pro rata basis. *Confirm, as stated in your October 30, 2009 letter, that $15.00 mid-point IPO price is fixed and will not change.*

- Tell us how you considered whether the exchange of redeemable Series C shares for common shares constitutes a redemption of the Series C shares. Describe the potential impact, if any, that the redemption would have on your accounting for the exchange and on your EPS computation. *We note that your October 30, 2009 letter indicates that you now believe that this exchange is no longer considered a redemption. Please explain why your conclusion has changed and why your accounting is proper.*

8.   As stated above, we continue to review your supplemental response letter dated
October 30, 2009. We have identified some items that do require clarification
that are outlined below:

- Please explain why the 30% return on invested capital for Series A should
  be included as part of the exchange and given pro rate effect instead of
  being recognized as a distribution. That is, explain why the 30% return is
  not being recognized as a one-time distribution.

- Please compare the fair values for Series B-1 and B-2 as outlined in Exhibit
  A to the fair values disclosed on page 57. Please explain differences, if any,
  in reasonable detail.

- Describe the basis for determining the pro rata allocation that is performed
  as the final priority or step. That is, explain whether the basis is invested
  capital, number of shares outstanding prior to the reorganization or points.
  Further, explain why the allocation is pro rata.

Discontinued Operations, page F-17

9.   We note your response to our prior comment number 28. Please tell us how you
have considered all of the disclosure requirements of paragraph 47 of SFAS 144,
particularly subparagraphs a and c.

Pro Forma Consolidated Statement of Operations, page F-113

10.   We note the revisions you made in response to our prior comment number 34.
Please expand the heading to explain that the notes are discussing amounts that
are included in your historical financial statements. That is, the disclosure should
indicate that the amounts are not included in the pro forma adjustment amounts.

* * * * * * *

You may contact Ryan Rohn at (202) 551-3739 or Tamara Tangen at (202) 551-3443 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 446-6460
        Joshua N. Korff, Esq.
        Jason K. Zachary, Esq.
        Kirkland & Ellis LLP